SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

                                THE SANDS REGENT
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                                (Name of Issuer)

                     Common Stock, par value $.05 per share
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                         (Title of Class of Securities)

                                   800091100
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                                 (CUSIP Number)

                                                     with a copy to:
Stephen Feinberg                                     Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein, Sandler, Kohl,
28th Floor                                              Fisher & Boylan, P.A.
New York, New York  10022                            65 Livingston Avenue
(212) 421-2600                                       Roseland, New Jersey  07068
                                                     (201) 992-8700
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  June 13, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
 1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                                Stephen Feinberg
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

      (a)    Not
      (b)    Applicable

________________________________________________________________________________
3)    SEC Use Only

________________________________________________________________________________
4)    Source of Funds (See Instructions):  WC

________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                              Not Applicable

________________________________________________________________________________
6)    Citizenship or Place of Organization:       United States

      Number of                          7) Sole Voting Power:           *
      Shares Beneficially                8) Shared Voting Power:         *
      Owned by
      Each Reporting                     9) Sole Dispositive Power:      *
      Person With:                      10) Shared Dispositive Power:    *

________________________________________________________________________________
11)   Aggregate Amount Beneficially Owned by Each Reporting Person:  382,800*

________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                 Not Applicable

________________________________________________________________________________
13)   Percent of Class Represented by Amount in Row (11):      8.5%*

________________________________________________________________________________
14)   Type of Reporting Person (See Instructions):       IA, IN

_____________________
* 96,600 shares (2.2%) of The Sands Regent common stock are owned by Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"). 140,800 shares (3.1%) of The Sands Regent common stock are owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"). 18,300 shares (0.4%) of The Sands Regent common stock are owned by Ultra Cerberus Fund, Ltd., a corporation organized under the laws of the Bahamas ("Ultra"). Stephen Feinberg possesses sole voting and investment control over all securities owned by Cerberus, International and Ultra. In addition, 127,100 shares (2.8%) of The Sands Regent common stock are owned by various other persons and entities for which Stephen Feinberg possesses certain investment authority. See Item 5 for further information on the computation of percentages set forth herein.

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $.05 per share, of The Sands Regent (the "Company"), whose principal executive offices are located at 345 North Arlington Avenue, Reno, Nevada 89501.

Item 2.   Identity and Background.

          The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as (i) the general partner of Cerberus Associates, L.P., the general partner of Cerberus Partners, L.P. ("Cerberus"), and (ii) the investment manager for each of Cerberus International, Ltd. ("International"), Ultra Cerberus Fund, Ltd. ("Ultra") and certain other private investment funds (the "Funds"). Cerberus, International, Ultra and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          All funds used to purchase shares of common stock of the Company on behalf of Cerberus, International, Ultra and the Funds come directly from the net assets of Cerberus, International, Ultra and the Funds, respectively.

Item 4.   Purpose of Transaction.

          The acquisition of the shares of common stock referred to in Item 5 is solely for investment purposes on behalf of Cerberus, International, Ultra and the Funds, respectively. Stephen Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          Based upon information set forth in the Company's Quarterly Report on Form 10 -Q for the quarterly period ended March 31, 1997, on May 13, 1997 there were issued and outstanding 4,498,722 shares of common stock of the Company. As of June 13, 1997, Cerberus owned 96,600 of such shares, or 2.2% of those outstanding; International owned 140,800 of such shares, or 3.1% of those outstanding; Ultra owned 18,300 of such shares, or 0.4% of those outstanding and the Funds in the aggregate owned 127,100 of such shares, or 2.8% of those outstanding. Stephen Feinberg possesses (i) sole power to vote and direct the disposition of all shares of common stock of the Company owned by each of Cerberus, International and Ultra and (ii) power to direct the disposition of the shares of common stock of the Company owned by the Funds. The following table sets forth the transactions by each of Cerberus, International, Ultra and the Funds in shares of common stock of the Company during the past sixty days, each of which were effected in an ordinary brokers transaction.


                             Cerberus Partners, L.P.

         Date                       Quantity                            Price

                                   (Purchases)

    May 6, 1997                       2,000                              $2.27
    May 13, 1997                      4,200                              $1.82
    June 4, 1997                      9,500                              $2.53
    June 13, 1997                    47,000                              $2.54

                                     (Sales)

                                      NONE

                          Cerberus International, Ltd.

         Date                       Quantity                            Price

                                   (Purchases)

    May 6, 1997                       4,000                              $2.27
    June 13, 1997                    20,000                              $2.50
    June 13, 1997                    25,000                              $2.54

                                     (Sales)

    June 13, 1997                     2,000                              $2.46


                            Ultra Cerberus Fund, Ltd.

         Date                       Quantity                             Price

                                   (Purchases)

    May 7, 1997                       5,000                              $1.99
    June 13, 1997                     4,000                              $2.54

                                     (Sales)

                                      NONE

                                    The Funds

         Date                        Quantity                            Price

                                   (Purchases)

    May 6, 1997                       3,600                              $2.27
    June 13, 1997                    74,000                              $2.54

                                     (Sales)

                                      NONE

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          No contracts, arrangements, understandings or similar relationships exist with respect to the shares of common stock of the Company between Stephen Feinberg and any person or entity.

Item 7.   Material to be Filed as Exhibits.

          Not applicable.

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

June 20, 1997


                          /s/ Stephen Feinberg
                          ____________________________________
                          Stephen Feinberg, in his capacity as the general partner of Cerberus Associates, L.P., the general partner of Cerberus Partners, L.P. and as the investment manager for each of Cerberus International, Ltd., Ultra Cerberus Fund, Ltd. and the Funds


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).